Exhibit 10.39

TRANSITION AGREEMENT

(this “Transition Agreement”)

by and between

Sirona Dental GmbH, Wasserfeldstraße 30, A-5020 Salzburg, Austria

(hereinafter the “Company”),

Sirona Dental Systems, Inc., 30 -30 47th Avenue, Suite 500, Long Island City, NY 11101, USA

(hereinafter the “Guarantor”)

and

Mr Jost Fischer, Buchenweg 16, 83098 Brannenburg, Germany

(hereinafter “Fischer”)

Preliminary Remarks

The Company and Fischer are parties to an amended and restated service agreement (Geschäftsführer-Dienstvertrag) dated 2 December 2008, as amended by a Supplement to Service Agreement date 15 November 2010 (as supplemented, the “Service Agreement”).

In addition to his post as managing director of the Company, Fischer holds various other positions in different corporate bodies of Guarantor and its direct and indirect subsidiaries (the “Sirona Group Companies”), including the position as Chairman & CEO of Guarantor (collectively the “Positions” and each a “Position”).

Fischer desires to resign the Positions and terminate the Service Agreement other than for Employee Cause (as defined in the Service Agreement) and the Company desires to accept such resignation and termination, on the terms and subject to the conditions described in this Transition Agreement.

The Guarantor wishes and the Company and Fischer agree to guarantee the obligations of the Company vis-à-vis Fischer, inter alia, under this Transition Agreement.

Therefore, in consideration of these preliminary remarks, the Guarantor, the Company and Fischer hereby agree as follows:

1.	Resignation. Fischer and the Company acknowledge that (i) Fischer resignation from the Positions will be effective on the date of the next annual general meeting of Guarantor’s shareholders (which is currently scheduled for February 20, 2013) (the “Positions Separation Date”) and (ii) the termination of Fischer’s employment with the Sirona Group Companies will be effective on February 28, 2013, 24.00 hours Central European Time (the “Separation Date”). As of the Positions Separation Date, Fischer will cease to be a officer, director or trustee of any of the Sirona Group Companies, and will no longer be required to fulfill any of the duties and responsibilities associated with the Positions and as of the Seperation Date, Fischer will cease to be an employee of any of the Sirona Group Companies. From and after the Positions Separation Date, Fischer will no longer hold himself out to the public as an officer, director or trustee of any of the Sirona Group Companies or act on behalf of any of the Sirona Group Companies. From and after the Separation Date, Fischer will not maintain an office or physical presence at any of the Sirona Group Company locations. The Company and the Guarantor shall procure that, as soon as possible after the Positions Separation Date, Fischer’s resignation from the Positions will be registered in the relevant commercial, trade or similar official registers and also be published on the websites of the Sirona Group Companies.

2.	Severance. Fischer shall be entitled to receive a severance payment in an amount equal to EUR 1,933,125, which represents 1.5 times the sum of (i) Fischer’s annual base salary pursuant to § 2 para. 1 of the Service Agreement, (ii) 100% of the target bonus of Fischer pursuant to § 2 para. 2 of the Service Agreement and (iii) 100% of the monetary value of Fischer’s health and welfare benefits, in each case as applicable for the year 2012 (the “Severance Payment”).

The Severance Payment shall be due and payable as follows:

(i) An amount equal to one third (1/3) of the Severance Payment shall be due and payable without undue delay, at the latest 10 days after the Separation Date.

(ii) An amount equal to the remaining two thirds (2/3) of the Severance Payment shall be due and payable on December 31, 2013.

In addition, if during the period beginning on the Separation Date and ending 24 months thereafter (the “End Date”), Fischer does not engage in any Competition (as defined below) which would have been prohibited had such Competition occurred during the Noncompete Period (as defined below), then on the End Date the Company shall payto Fischer an additional amount equal to one third (1/3) of the Severance Payment, i.e. EUR 644,375. For the avoidance of doubt: The decision not to engage in any Competition during the second half of such 24 months’ period shall be at Fischer’s sole and free discretion.

3.	Unpaid Salary, Pro Rata Bonus and Accrued Vacation. In addition, Fischer will receive his unpaid salary and accrued vacation through the Separation Date which shall be due and payable without undue delay, at the latest 10 days after the Separation Date. The amount payable as compensation for the accrued vacation (which as of the day hereof amounts to 110 days) shall be determined in accordance with Austrian law and calculated as follows: Number of accrued vacation days divided by 220 multiplied by EUR 1,280,000. Further, Mr. Fischer shall be entitled to receive the pro rata portion of his annual bonus of for the current financial year which started on October 1, 2012 through the Separation Date (i.e., 5/12 of the full annual bonus) subject to the terms of the executive bonus plan as administered by the Guarantor’s compensation committee. Such pro rata bonus shall be due and payable in accordance with past practice in November 2013 if and when the exact bonus amount has been determined on the basis of the consolidated financial statements for the financial year ending on September 30, 2013.

4.	Corporate Apartment. The Company will continue to make available to Fischer the corporate apartment currently leased by the Company for Fischer’s use at the Company’s costs until the expiration of the current lease term, without any extensions thereof.

5.	Automobile. The Company will continue make available to Fischer the automobile currently leased by the Company for Fischer’s use at the Company’s costs until May 2015 (i.e., the current lease term plus a one year extension to be entered into with the lessor in November 2012).

6.	Tax Advice. Until the End Date, the Company will reimburse Fischer for tax advice on the same terms and conditions as the Company currently provides such reimbursement.

7.	Office Assistant. Until the End Date, the Company will make an office assistant, if possible Ms. Michaela Streinig who currently works part-time, in the Company’s Austria offices available to Fischer for up to 10 hours per week.

8.	Noncompetition. During the Noncompete Period, Fischer shall not engage in any Competition. The “Noncompete Period” shall mean a period of one year after the Separation Date. In consideration therefor, Fischer shall receive a compensation payment in an amount equal to EUR 1,288,750 on December 31, 2013 (the “Compensation”). If and to the extent a payment is made pursuant to Clause 2 (ii), such Compensation is already included in, and therefore satisfied by payment of, the respective amount of the payment pursuant to Clause 2 (ii).

“Competition” means (i) the direct or indirect holding of shares, partnership interests, silent partnerships, nomineeships/trusts, sub-participations or options or other instruments being convertible into any of the aforementioned (collectively “Interests”) in a Competitor, or (ii) the rendering of any service to any Competitor (whether as a director, officer, manager, supervisor, employee, agent, consultant/free-lancer or otherwise, but excluding any service on behalf of a third party) or making otherwise available any material know-how or material trade secrets of the Sirona Group Companies to a Competitor. For purposes of clause (i) above, Competition shall not include the holding of, only for investment purposes, Interests of less than 15% of the fully diluted share capital or voting rights in a Competitor.

“Competitor” means any company or group of companies (whereby in case of financial investors (e.g. private equity sponsors) the top holding company of the respective operational portfolio shall be decisive) which, at the begin of Fischer’s activities, engages in any of the business segments in which the Sirona Group Companies are active at the Separation Date.

In case of a breach of this Clause 8, Fischer shall repay the whole severance amount paid to him according to Clause 2, provided the Company has notified Fischer in writing about the (alleged) breach and Fischer has not remedied such breach by discontinuing the (alleged) Competition within four (4) weeks following receipt of the notification (or discontinuing the (alleged) Competition within four (4) weeks following receipt of the notification would not effectively remedy such breach). Further claims against Fischer, except for those for omission (Unterlassung) of such competition (including by way of injunction), shall be excluded. The Company shall not be entitled to any set-off or reduction of the Compensation or any other amount payable by it under this Transition Agreement (e.g. with salary earned by Fischer during such period).

9.	Vesting of Incentive Equity. All stock options and restricted stock units (collectively, “Incentive Equity”) currently held by Fischer which is not otherwise fully vested as of the Separation Date shall continue to vest in accordance with the terms and conditions of such Incentive Equity, subject to the following modifications:

(a)	rather than vesting being conditioned on continued employment with the Company, such vesting shall be conditioned on Fischer not engaging in any Competition which would have been prohibited had such Competition occurred during the Noncompete Period; and

(b)	if during the period beginning on the Separation Date and ending on November 22, 2015, Fischer does not engage in any Competition which would have been prohibited had such Competition occurred during the Noncompete Period, then the period permitted for exercising any stock options included in the Incentive Equity shall be extended until November 22, 2016.

10.	Confidential Information. Fischer shall keep strictly confidential any and all confidential activities or business affairs of the Company and its affiliated entities and business secrets he has received knowledge about during the course of his activities, irrespective of the source of such knowledge, vis-à-vis third parties and other employees of the Company who are not entitled to receive such confidential information.

11.	Retention of Firm’s Property. Upon the Separation Date, Fischer shall return to the Company without undue delay any documents, letters, drafts and similar documents including any copies thereof, which refer to the Company and are still in his possession. Fischer does not have any right of retention with respect to the aforementioned documents and things.

12.	D & O Insurance. The Company and the Guarantor shall maintain in effect a directors’ and officers’ liability insurance in the scope existing at the Separation Date for Fischer’s benefit to cover (potential) claims against Fischer arising out of or in connection with the Positions for as long as any such (potential) claims may be made.

13.	Mutual Release. Except for the respective claims and obligations set forth in this Transition Agreement, (i) Fischer hereby irrevocably, unconditionally and fully releases and waives (erlässt) any and all present and future claims, known or unknown, he may have against the Company, the Guarantor or any other Sirona Group Company arising out of or in connection with the Service Agreement or the Positions and (ii) the Company and the Guarantor hereby irrevocably, unconditionally and fully release and waive (erlassen), and procure that all other Sirona Group Companies will also irrevocably, unconditionally and fully release and waive, any and all present and future claims, known or unknown, they may have against Fischer arising out of or in connection with the Service Agreement and/or the Positions.

14.	Guarantee. The Guarantor hereby irrevocably and unconditionally guarantees by the way of an independent guaranty vis-à-vis Fischer all obligations of the Sirona Group Companies under this Transition Agreement as amended from time to time. The venue for all disputes between Fischer and the Guarantor arising out of or in connection with this Transition Agreement shall be Salzburg. However, Fischer shall also be entitled to bring an action against the Guarantor at his general venue.

15.	Miscellaneous.

(a)	The payment of severance and the provision of other benefits hereunder will not be considered compensation for purposes of any employee benefit plan, program, policy or arrangement maintained or hereafter established by the Company.

(b)	This Transition Agreement contains all agreements amongst the parties regarding the subject matter hereof and supersedes § 9 of the Service Agreement. There are no side agreements.

(c)	In case of Fischer’s death, his heirs shall be entitled to receive the amounts payable to Fischer under this Transition Agreement.

(d)	Modifications of, or amendments to, this Transition Agreement shall be made in writing to be effective. The same applies for this clause.

(e)	The parties may comply with the requirement of written form as agreed in this Transition Agreement by using fax, telex or telecopy, if the author of the document is identifiable from the document.

(f)	Should any provision of this Transition Agreement be or become invalid, this does in no way influence the validity of the remaining provisions. The parties undertake to agree without undue delay a provision instead of the invalid provision which comes as nearest to the economic purpose of the invalid provision and the purpose the parties have intended.

(g)	This Transition Agreement is governed by the laws of Austria.

November 15, 2012

/s/ Simone Blank	/s/ Jost Fischer

Sirona Dental GmbH	Jost Fischer

/s/ Jonathan Friedman

Sirona Dental Systems, Inc.

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